Exhibit 99.4

IAMGOLD Corporation

Reconciliation to Generally Accepted

Accounting Principles in the United States

Years Ended December 31, 2010, 2009 and 2008

IAMGOLD Corporation (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”).

Consolidated Statements of Earnings:

(in 000’s except per share amounts)	2010	2009	2008
	$	$	$
Net earnings (loss) from continuing operations reported under Canadian GAAP	279,793	114,123	(9,916)
Non-controlling interest (Note 1(g))	18,222	8,784	3,120
Earnings from Sadiola and Yatela under Canadian GAAP, using proportionate consolidation (Note 1(a))	(44,966)	(60,705)	(40,954)
Sadiola equity earnings under U.S. GAAP (Note 1 (a))	37,469	36,115	30,298
Yatela equity earnings under U.S. GAAP (Note 1 (a))	10,822	33,654	9,956
Reduction of Tarkwa and Damang equity earnings under U.S. GAAP (Note 1(a))	(10,861)	(5,481)	(5,859)
Exploration expensed (Note 1(b))	(89,241)	(92,516)	(41,329)
La Arena exploration expense (Note 3)	(29,782)	(3,674)	—
Reduction of impairment charge (Note 1(b))	—	1,391	13,102
Transaction costs (Note 2)	—	(5,369)	—
Gain on previously held equity interest in Orezone (Note 2)	—	28,882	—
Flow through shares (Note 1(f))	10,700	—	440
Gain on change in ownership in La Arena (Note 3)	(593)	(461)	—
Warrants (Note 1(e))	(183)	(407)	13,872
Other	(184)	718	(105)
Income taxes on the above items	30,706	20,282	7,366

Net income (loss), U.S. GAAP	211,902	75,336	(20,009)
Net income attributable to non-controlling interests in Subsidiaries (Note 2, Note 3)	(9,229)	(8,784)	(3,120)

Net income (loss) attributable to equity holders of IAMGOLD	202,673	66,552	(23,129)

Basic net earnings (loss) per share attributable to equity holders of IAMGOLD	0.55	0.19	(0.08)

Diluted net earnings (loss) per share attributable to equity holders of IAMGOLD	0.54	0.19	(0.08)

Consolidated Statements of Comprehensive Income:

(in 000’s)	2010	2009	2008
	$	$	$
Net income (loss), U.S. GAAP	211,902	75,336	(20,009)
Other comprehensive income (loss), net of tax:
Cumulative translation adjustment (Note 1(b),(f))	25,122	89,291	(73,402)
Change in unrealized gains (losses) on available-for-sale financial assets, net of tax	38,014	18,882	(5,246)
Reversal of unrealized loss following the impairment of available-for-sale financial assets, net of tax	(18,318)	1,970	405

Comprehensive income (loss), U.S. GAAP, net of tax	256,720	185,479	(98,252)
Less: Comprehensive income attributable to non-controlling Interest	(9,229)	(8,784)	(3,120)

Comprehensive income (loss) attributable to equity holders of IAMGOLD	247,491	176,695	(101,372)

Consolidated Statements of Shareholders’ Equity:

The cumulative effect of the U.S. GAAP differences discussed below on the Company’s consolidated shareholders’ equity is as follows:

(in 000’s)	2010	2009	2008
	$	$	$
Shareholders’ equity based on Canadian GAAP	2,775,810	2,416,661	1,655,666
Impact on shareholders’ equity of U.S. GAAP adjustments:
Reclassification of non-controlling interests in subsidiaries associated with the adoption of ASC 810-10 (Note 1(g))	57,867	23,112	14,386
Accounting for equity investments under U.S. GAAP (Note 1(a))	(1,363)	(4,688)	(13,752)
Tarkwa and Damang stripping costs (Note 1(a))	(36,245)	(25,384)	(19,903)
Accumulated exploration expensed (Note 1(b), Note 3)	(299,705)	(163,558)	(54,923)
Accumulated amortization of royalty interests (Note 1(d))	(1,903)	(1,903)	(1,958)
Purchase allocation adjustments to exploration and development on Orezone acquisition (Note 2)	5,669	5,853	—
Purchase allocation adjustments to future income and mining tax liability on Orezone acquisition (Note 2)	(1,134)	(1,171)	—
Goodwill on Orezone acquisition (Note 2)	46,587	46,587	—
Goodwill adjustment on change in ownership interest in La Arena (Note 3)	4,878	906	—
Gain on La Arena transaction (Note 3)	5,477	—	—
Flow through shares (Note 1(f))	10,341	(1,111)	1,051
Warrants (Note 1(e))	—	(555)	—
Other	716	715	48
Income taxes on the above	68,290	35,936	15,653

Shareholders’ equity based on U.S. GAAP	2,635,285	2,331,400	1,596,268

Consolidated Statements of Cash Flows:

Cash flows from operating activities, financing activities and investing activities would be presented as follows on a US GAAP basis:

(in 000s)	2010	2009	2008
	$	$	$
Operating activities	235,162	79,277	184,406
Investing activities	(227,653)	(303,061)	(229,134)
Financing Activities	109,969	245,035	41,880
Impact of foreign exchange on cash balances	686	27,434	(2,867)

Net increase (decrease) in cash and cash equivalents under US GAAP	118,164	48,685	(5,715)
Cash and cash equivalents, beginning of period under US GAAP	138,663	89,978	95,693

Cash and cash equivalents, end of period under US GAAP	256,827	138,663	89,978

Consolidated Balance Sheet:

The Company’s balance sheets prepared under U.S. GAAP are presented below:

As at December 31, 2010 (in 000’s)	Cdn GAAP	Equity Adjustments (Note 1(a))	Other US GAAP Adjustments	US GAAP
	$	$	$	$
ASSETS
Current Assets:
Cash and cash equivalents	270,779	(13,952)	—	256,827
Gold bullion	40,411	—	—	40,411
Receivables and other current assets	81,995	(13,422)	—	68,573
Inventories	206,276	(39,786)	—	166,490

	599,461	(67,160)	—	532,301

Other long-term assets	185,620	(45,978)	—	139,642
Equity investments (Note 1(a))	186,962	54,672	—	241,634
Royalty interests (Note 1(d))	26,514	—	(1,903)	24,611
Mining assets	1,825,113	(30,944)	—	1,794,169
Exploration and development (Note 1(b), Note 2, Note 3)	331,171	—	(294,036)	37,135
Goodwill (Note 1(h), Note 2, Note 3)	334,774	—	52,086	386,860
Other intangible assets	5,332	—	—	5,332

	3,494,947	(89,410)	(243,853)	3,161,684

Current liabilities:
Accounts payable and accrued liabilities	210,826	(32,718)	(6,812)	171,296
Dividends payable	31,324	—	—	31,324
Current portion of long-term liabilities	11,756	(2,559)	—	9,197
Deferred revenues (Note 3)	—	—	1,334	1,334

	253,906	(35,277)	(5,478)	213,151

Long-term liabilities:
Future income and mining tax liability (Notes 1(b),(d),(f), Note 2, Note 3)	256,054	5,217	(77,497)	183,774
Asset retirement obligations	134,747	(20,815)	—	113,932
Other long-term liabilities	16,563	(1,021)	—	15,542

	661,270	(51,896)	(82,975)	526,399
Non-controlling interest (Note 1(g))	57,867	—	(57,867)	—

Shareholders’ equity:
Common shares (Note 1(c),(e), (f))	2,255,875	—	9,166	2,265,041
Contributed surplus (Note 1(c),(e), Note 3)	38,616	—	(12,306)	26,310
Retained earnings (Notes 1(a),(b),(c),(d),(e),(f), (h), Note 2, Note 3)	363,852	(37,514)	(152,864)	173,474
Accumulated other comprehensive income (loss) (Note 1(b),(f))	117,467	—	(17,518)	99,949

Total IAMGOLD shareholders’ equity	2,775,810	(37,514)	(173,522)	2,564,774
Non-controlling interests in subsidiaries (Note 2, Note 3)	—	—	70,511	70,511

Total equity	2,775,810	(37,514)	(103,011)	2,635,285

	3,494,947	(89,410)	(243,853)	3,161,684

As at December 31, 2009 (in 000’s)	Cdn GAAP	Equity Adjustments Note 1(a)	Other US GAAP Adjustments	US GAAP
	$	$	$	$
ASSETS
Current Assets:
Cash and cash equivalents	191,374	(52,711)	—	138,663
Gold bullion	40,408	—	—	40,408
Receivables and other current assets	83,082	(14,722)	—	68,360
Inventories	162,033	(44,899)	—	117,134

	476,897	(112,332)	—	364,565

Other long-term assets	136,122	(44,425)	—	91,697
Equity investments (Note 1(a))	173,278	106,156	—	279,434
Royalty interests (Note 1(d))	28,688	—	(1,903)	26,785
Mining assets	1,053,348	(27,252)	—	1,026,096
Exploration and development (Note 1(b), Note 2)	786,079	—	(157,705)	628,374
Goodwill (Note 1(h), Note 2, Note 3)	334,004	—	48,114	382,118
Other intangible assets	8,373	—	—	8,373

	2,996,789	(77,853)	(111,494)	2,807,442

Current liabilities:
Accounts payable and accrued liabilities (Note 1(f))	175,320	(28,724)	872	147,468
Dividends payable	24,507	—	—	24,507
Current portion of long-term liabilities	12,257	(2,187)	—	10,070
Deferred revenues	—	—	1,455	1,455

	212,084	(30,911)	2,327	183,500
Long-term liabilities:
Future income and mining tax liability (Notes 1(b),(d),(f), Note 2)	237,379	3,442	(35,981)	204,840
Asset retirement obligations	97,337	(20,406)	—	76,931
Warrants (Note 1(e))	—	—	555	555
Other long-term liabilities	10,216	—	—	10,216

	557,016	(47,875)	(33,099)	476,042

Non-controlling interest (Note 1(g))	23,112	—	(23,112)	—

Shareholders’ equity:
Common shares (Note 1(c),(f))	2,203,269	—	7,801	2,211,070
Contributed surplus (Note 1(c),(e), Note 3)	36,693	—	(22,717)	13,976
Warrants (Note 1(e))	148	—	(148)	—
Retained earnings (Notes 1(a),(b),(c),(d),(e),(f),(h) Note 2)	113,887	(29,978)	(83,280)	629
Accumulated other comprehensive income (Note 1(b),(f))	62,664	—	(7,533)	55,131

Total IAMGOLD shareholders’ equity	2,416,661	(29,978)	(105,877)	2,280,806
Non-controlling interests in subsidiaries (Note 1(g), Note 2)	—	—	50,594	50,594

Total equity	2,416,661	(29,978)	(55,283)	2,331,400

	2,996,789	(77,853)	(111,494)	2,807,442

Notes to U.S. GAAP Reconciliation:

(Amounts in notes are in US dollars, and tabular amounts are in thousands of US dollars, except where otherwise indicated)

1.	Notes to the U.S. GAAP reconciliation:

a)	Equity Method Investments in Sadiola, Yatela, Tarkwa and Damang:

Under Canadian GAAP, the Company accounts for its interests in the Sadiola and Yatela joint ventures by the proportionate consolidation method and its interest in the Tarkwa and Damang mines under the equity method as working interests. Under U.S. GAAP, the Company is required to equity account for all of the above investments and record in earnings its proportionate share of their net income measured in accordance with U.S. GAAP.

For U.S. GAAP purposes, the Company’s share of earnings from its investments have been adjusted for the following items:

(i)	Exploration and development costs:

Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

(i)	Commissioning Costs:

U.S. GAAP requires commissioning costs to be expensed as incurred. Canadian GAAP allows commissioning costs to be capitalized until commercial production is established.

(iii)	Deferred stripping costs:

Under Canadian GAAP, the Company capitalized stripping costs incurred during the period relating to betterments at Yatela, Tarkwa and Damang. These costs will be amortized on a units-of-production basis over the reserves that directly benefit from the stripping activity. Under U.S. GAAP, the Company accounts for stripping costs as a variable production cost in accordance with ASC Subtopic 930-330 (formerly Emerging Issues Task Force Issue No. 04-6, Accounting for Stripping Costs Incurred During Production in the Mining Industry), and ASC Topic 330 (formerly SFAS No. 151, Inventories).

g)	Future income taxes:

Tax adjustments related to the above items.

b)	Exploration Expensed:

Under U.S. GAAP, the Company expenses all costs, including immoveable plant and equipment costs and development costs, prior to the completion of a definitive feasibility study which, establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

Also associated with exploration expense adjustment described above would be the impact on the cumulative translation adjustment pertaining to exploration costs undertaken by the Company’s self-sustaining foreign denominated operations.

In 2009, the Company recognized an impairment charge of $98,069,000 under Canadian GAAP associated with capitalized exploration, development and goodwill balances for a number of its exploration properties. Under U.S. GAAP, a proportion of these costs have been expensed in prior periods as exploration costs and an adjustment was required to reduce the impairment charge recorded under Canadian GAAP accordingly. No impairment charge was recognized during the year ending December 31, 2010.

c)	Stock-based compensation:

Effective January 1, 2006, the Company adopted ASC Topic 718 (formerly SFAS 123(R), Share-Based Payments), to account for share based payments to employees, directors and consultants. The cumulative balance sheet impact of the Company’s initial adoption of ASC Topic 718 (formerly SFAS 123) as it relates to stock options granted in years prior to adoption and APB 25 as it relates to stock appreciation rights granted prior to 2002 have been reflected in the U.S. GAAP balance sheets. There was no income statement impact in 2010.

d)	Royalty Interests:

Under Canadian GAAP, depreciation and amortization of royalty interests is calculated on the units-of-production method based upon the estimated mine life corresponding to the property’s reserves and resources whereas under U.S. GAAP, the calculations are made based upon proven and probable mineable reserves.

e)	Warrants:

Under Canadian GAAP, warrants to purchase common shares are accounted for as a component of shareholders’ equity. Under U.S. GAAP, issuers having warrants with an exercise price denominated in a currency other than the issuer’s functional currency are required to treat the fair value of the warrants as a liability and to mark to market those warrants through net earnings.

f)	Flow through shares:

The Company issued 1,575,000 flow-through shares in March 2010 at C$20.00 per share with gross proceeds of C$31,500,000 in addition to 403,064 flow-through shares in September 2010 at C$24.81 per share with gross proceeds of C$10,000,000 (June 2009, 1,379,310 flow-through shares with gross proceeds of C$20,000,000; March 2008, 928,962 flow-through shares with gross proceeds of C$8,500,000).

Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company. The tax effect of this temporary difference is recorded as a cost of issuing the shares. Under U.S. GAAP, these exploration expenditures were recorded as an expense (see Note 1(b)) which results in the accounting and tax basis of these expenditures being equal and no temporary taxable difference being required.

Under U.S. GAAP ASC 740 (formerly SFAS 109, Accounting for Income Taxes), the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference.

The liability initially recorded under U.S. GAAP for the March 2008 and June 2009 share issuances was reversed into earnings when the Company renounced its tax benefits in December 2008 and March 2010 respectively. No liability has been recorded in respect of the September and March 2010 flow-through share issuances as the tax benefits associated with these flow-through shares were renounced prior to December 31, 2010.

g)	Non-Controlling Interests:

In 2009 the Company adopted Subtopic 810-10 (formerly SFAS 160, No. 160, Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No.51). ASC Subtopic 810-10 requires the reclassification of non-controlling interests to equity in the consolidated balance sheet and the adjustment of consolidated net income to include net income attributable to both the controlling and non-controlling interests.

h)	Previously Unrecognized Tax Benefits:

In 2009, the Company recorded previously unrecognized tax benefits associated with an acquisition that was initially completed in 2006. Under Canadian GAAP, the benefit of these previously unrecognized tax assets was applied as a reduction to goodwill. Under ASC 740 Income Taxes, as amended by the Company’s adoption of ASC 805 (formerly FAS 141(R)), changes in an acquired entity’s deferred tax assets post acquisition should be accounted for in earnings, unless such changes occurred during the measurement period and result from circumstances existing at the acquisition date. There was no income statement impact for the three and twelve months ended December 31, 2010.

2.	Acquisition of Orezone Resources Inc.

On February 25, 2009, the Company acquired all of the outstanding common shares of Orezone Resources Inc. (“Orezone”). Under Canadian GAAP, this transaction did not meet the definition of a business combination and was recorded as an acquisition of an asset.

The Company has adopted ASC Topic 805 (formerly SFAS 141(R) “Business Combinations”) and ASC Subtopic 810-10 (formerly SFAS 160 “Non-controlling Interests in Consolidated Financial Statements”) prospectively for all business combinations for which the acquisition date is on or after January 1, 2009. Accordingly, the Company has applied ASC 805 and ASC Subtopic 810-10 to the Orezone transaction.

From the perspective of a market participant, the inputs and processes acquired under the transaction are capable of being conducted and managed to produce outputs. Accordingly, although the Essakane project has not commenced planned principal operations and is in the development stage, this transaction would be accounted for as a business combination under ASC 805.

Total consideration for the business combination under ASC 805 would be equivalent to Canadian GAAP except in two areas. Firstly, ASC 805 requires that IAMGOLD’s previously owned 16.6% equity interest in Orezone be revalued to its acquisition-date fair value and the resulting gain be recognized in the statement of earnings. Under Canadian GAAP, there is no such revaluation requirement and the carrying value of the Orezone private placement of $12,513,000 was included as part of consideration paid for the asset. Under U.S. GAAP, the acquisition-date fair value of the Orezone private placement of $41,395,000 is included as part of consideration and the resulting $28,882,000 gain was recognized in the statement of earnings for the period.

Secondly, ASC 805 requires that acquisition-related transaction costs be expensed as incurred. Under Canadian GAAP, such transaction costs were included as part of the total consideration paid for the asset. Total transaction costs incurred in connection with the transaction of $5,369,000 have been expensed in the period.

ASC 805 also requires non-controlling interest to be measured at its acquisition-date fair value as opposed to its carrying value. This resulted in the recognition of additional non-controlling interest of $27,756,000 associated with the acquisition based on the purchase equation.

The purchase price was allocated to the assets acquired and liabilities assumed based on their fair value at the acquisition date. Goodwill is recognized as the excess of the aggregate of the consideration transferred, the fair value of any noncontrolling interest in Orezone and the acquisition date fair value of the previously owned equity interest over the net of the acquisition date-fair values of the identifiable assets acquired and liabilities assumed.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the acquisition date.

$
Assets acquired and liabilities assumed
Current assets	2,414
Other long-term assets	18
Exploration and development	345,093
Goodwill	46,587
Current liabilities	(15,013)
Debt	(40,000)
Convertible debenture	(8,276)
Future income and mining tax liability	(41,449)
Non-controlling interest	(27,756)

261,618

Consideration Paid
Issuance of shares	220,735
Initial private placement investment	41,395
Additional subscription	3,975
Options issued	684
Warrants	148
Less: Cash and cash equivalents acquired	(5,319)

261,618

The total amount of goodwill arising from the transaction that is expected to be deductible for tax purposes is Nil.

Pro forma consolidated income statement information for the year ended December 31, 2009 have not been presented as all costs associated with the Essakane project would be capitalized as part of development costs.

Commercial production began at the Essakane mine on July 16, 2010 and as a result, the Company began amortizing the difference in the measurement of the fair value of net assets acquired under U.S. GAAP during the year.

3.	La Arena S.A.

In June 2009, an option and earn-in agreement was entered into with Rio Alto (“Rio”) for the sale of the La Arena project in Peru. Under the terms of the agreement Rio has the right to be issued from treasury that number of common shares of La Arena S.A., a wholly-owned subsidiary of the Company, equal to a maximum of 38.7% of the number of common shares of La Arena outstanding by incurring expenditures of up to $30,000,000 on the La Arena project. During the year Rio made total expenditures of $35,250,000 ($38,933,000 since 2009).

Under Canadian GAAP, the transaction resulted in adjustments to non-controlling interest, goodwill, earnings and the deferral of a $5,477,000 gain. Under ASC Subtopic 810-10, this transaction results in dilution of the ownership interest of the Company in La Arena and is required to be accounted for as an equity transaction. Furthermore, exploration expenditures at La Arena would be expensed instead of being capitalized since La Arena does not meet the requirements of capitalization under U.S. GAAP.

The resulting U.S GAAP adjustment resulted in the reversal of the $593,000 gain recognized under Canadian GAAP in the year. Additionally, the $5,477,000 gain deferred under Canadian GAAP has been recognized in earnings as a partial offset to exploration expenses. The adjustment also impacted, non-controlling interests, goodwill and contributed surplus.

4.	Equity method investments:

The changes in the Company’s equity method investments pursuant to U.S. GAAP are as follows:

(in 000’s)	2010	2009	2008
	$	$	$
Equity method investments, beginning of year	279,434	236,931	203,643
Equity investments acquired in the year	—	7,106	16,420
Reclassification of prior year equity investment	—	(16,420)	—
Net earnings	93,926	100,817	58,668
Distributions received	(131,726)	(49,000)	(41,800)

Equity method investments, end of year	241,634	279,434	236,931

Condensed balance sheet information for the Company’s equity method investments is summarized below:

	2010
(in 000’s)	Tarkwa	Damang	Sadiola	Yatela
	$	$	$	$
Current assets	307,407	114,249	98,602	66,833
Long-term assets, net	656,280	124,148	171,776	10,970

	963,688	238,397	270,378	77,803

Current liabilities	153,857	68,407	66,456	20,070
Long-term obligations and other	164,534	17,836	22,988	16,128
Equity	645,296	152,153	180,934	41,605

	963,688	238,397	270,378	77,803

(in 000’s)	2009
	$	$	$	$
Current assets	260,407	77,709	144,373	119,875
Long-term assets, net	663,090	59,995	157,115	13,098

	923,497	137,704	301,488	132,973

Current liabilities	77,275	19,434	33,378	43,065
Long-term obligations and other	167,497	14,487	24,951	10,528
Equity	678,725	103,783	243,159	79,380

	923,497	137,704	301,488	132,973

Condensed income statement information for the Company’s equity method investments is summarized below:

	2010
(in 000’s)	Tarkwa	Damang	Sadiola	Yatela
	$	$	$	$
Revenue	898,704	280,354	349,941	176,513
Expenses	735,624	201,984	258,554	149,458

Net earnings	163,080	78,370	91,387	27,055

	2009
(in 000’s)	Tarkwa	Damang	Sadiola	Yatela
	$	$	$	$
Revenue	648,608	195,286	342,200	219,098
Expenses	522,640	156,979	247,161	134,963

Net earnings	125,968	38,307	95,039	84,135

	2008
(in 000’s)	Tarkwa	Damang	Sadiola	Yatela
	$	$	$	$
Revenue	550,302	172,196	396,208	144,448
Expenses	468,074	156,471	316,474	119,558

Net earnings	82,228	15,725	79,734	24,890

5.	Stock-based compensation:

A summary of the status of the Company’s non-vested share options as of December 31, 2010 and the changes during the year ended December 31, 2010, is presented below:

	Awards	Weighted Average Grant-Date Fair-value
Non-vested as of January 1, 2010	3,796,375	3.53
Granted	1,286,689	6.41
Vested	(1,709,303)	3.41
Forfeited	(155,947)	4.71

Non-vested, December 31, 2010	3,217,814	4.69

The total intrinsic value of options exercised during 2010 was $16,007,000 (2009 - $14,902,000, 2008 - $1,325,000). The total fair value of options that vested during 2010 was $5,777,000 (2009 - $4,170,000, 2008 - $2,437,000).

The aggregate intrinsic value of options outstanding as of December 31, 2010 was $30,496,000 (2009 - $34,868,000, 2008 - $Nil) while the aggregate intrinsic value of the options that are currently exercisable was $10,413,000 (2009 - $9,575,000, 2008 - $Nil).

As at December 31, 2010, there was $6,367,000 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 1.3 years.

6.	Income taxes:

The Company’s future tax liability for each tax jurisdiction was as follows:

(in 000’s)	2010	2009
	$	$
Suriname	102,732	98,489
Canada	9,870	27,739
Tanzania	417	417
France	25,914	28,252
Peru	(5,302)	3,697
Burkina Faso	48,113	45,908
Barbados	2,030	338

	183,774	204,840

7.	Income tax uncertainty:

Income tax liabilities as of December 31, 2010 included $9,037,000 for uncertain tax positions, excluding accrued interest and penalties. A reconciliation of the beginning and ending amount for uncertain tax positions is as follows:

(in 000’s)	$
Balance at January 1, 2010	6,568
Additions based on tax positions related to the current year	2,469

Balance as at December 31, 2010	9,037

The Company does not believe that there will be any material changes in its uncertain tax positions over the next twelve months.

The Company recognizes interest and penalty expense related to uncertain tax positions in income tax expense in the consolidated statement of earnings. Penalties and interest of $1,800,000 were recorded during the year.

The Company’s uncertain tax positions are related to years that remain subject to examination by tax authorities. The open taxation years, by jurisdiction, is as follows:

Jurisdiction	Open Years:
Canada	2006 to present
France	2007 to present
Suriname	2008 to present
Mali	2008 to present

8.	Other intangible assets:

The weighted average amortization period for the Company’s favorable supplier contracts is approximately 12 years. The estimated amortization expense for the Company’s other intangible assets for each of the next five years and thereafter is as follows:

(in 000’s)	Amortization of other intangible assets
$
2011	841
2012	642
2013	642
2014	642
2015	642
Thereafter	1,923

5,332

9.	Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities on the Company’s consolidated balance sheet consist of the following:

(in 000’s)	2010	2009
	$	$
Trade payables	52,108	52,772
Accrued liabilities	75,448	70,224
Taxes payable	43,740	24,472

	171,296	147,468

10.	Non-controlling interests:

A summary of changes in non-controlling interests is presented below:

(in 000’s)	2010	2009
Balance at beginning of year	50,594	14,386
Net income	9,229	8,784
Acquisition of Orezone Resources Inc.	—	27,756
La Arena earn-in transaction	19,357	2,047
Dividends	(8,669)	(2,379)

Balance at end of year	70,511	50,594

11.	United States accounting pronouncements adopted effective January 1, 2010:

(i)    Derivatives and Hedging

In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging (Topic 815), Scope Exception Related to Embedded Credit Derivatives. The ASU clarifies existing accounting guidance that exempts certain credit related features from analysis as potential embedded derivatives requiring separate accounting. ASU 2010-11 is effective in the first fiscal quarter beginning after June 15, 2010 or July 1, 2010 for companies reporting earnings on a calendar year basis. The adoption of this ASU had no impact on the consolidated financial statements.

(ii)    Subsequent Events

In February 2010 the FASB issued ASU 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements, which removes the requirement for SEC Filers to disclose the date through which subsequent events have been evaluated. The amendments in this ASU were effective immediately. The adoption of this ASU had no financial statement impact.

(iii)    Fair Value Measurements and Disclosures:

In January 2010 the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures (formerly SFAS No. 157, Fair Value Measurements). The amendments require a number of additional disclosures regarding fair value measurements including disclosure of the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy, the reasons for the transfers, and a reconciliation of Level 3 fair value measurements which presents separately information about purchases, sales, issuances and settlements rather than as one net number. The amended guidance also clarifies the level at which fair value disclosures should be disaggregated and clarifies the disclosures required about the inputs and valuation techniques used to determine the fair value of items classified as Level 2 or 3 in the fair value hierarchy. The amended disclosures are effective for annual and interim periods beginning after December 15, 2009, except for the disclosure of the reconciliation of activity in Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010. The impact of these new disclosures, if any, has been presented in Note 15 of the Company’s Canadian GAAP financial statements.

(iv)    Variable Interest Entities

Effective January 1, 2010 the Company adopted ASC Topic 810 (formerly SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”). ASC Topic 810 is intended to address: the effects on certain provisions of ASC Subtopic 810-10 (formerly FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”), as a result of the elimination of the qualifying special-purpose entity concept in ASC Topic 860; and concerns about the application of certain key provisions of ASC Subtopic 810-10, including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. The adoption of ASC Topic 810 did not have an impact on the consolidated financial statements.

(v)    Accounting for Transfers of Financial Assets

Effective January 1, 2010 the Company adopted ASC Topic 860 (formerly SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”)). SFAS 166 amends ASC Topic 860 (formerly SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”), by: eliminating the concept of a qualifying special purpose entity; clarifying and amending the de-recognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of accounting for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. The adoption of ASC Topic 860 did not have an impact on the consolidated financial statements.

Note 10 - Recently issued accounting pronouncements:

(i)    Stock Compensation

In April 2010 the FASB issued ASU 2010-13, Compensation – Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The ASU amends ASC 718, Compensation-Stock Compensation, to clarify that employee stock options that have exercise prices denominated in the currency of any market in which a substantial portion of the entity’s equity securities trade should be classified as equity if all other criteria for equity classification are met. The ASU is effective for fiscal years beginning on or after December 15, 2010 or January 1, 2011 for companies reporting earnings on a calendar year basis. The Company is currently evaluating the impact, if any, that the adoption of the ASU will have on its consolidated financial statements.

(ii)    Disclosure of Pro Forma Information for Business Combinations

In December 2010 the FASB issued ASU 2010-29, Business Combinations (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations. The ASU clarifies the requirements to disclose comparative pro forma revenue and earnings amounts of the combined entity for material business combinations. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 or January 1, 2011 for companies reporting on a calendar year basis. The Company is currently evaluating the impact, if any, that the adoption of the ASU will have on its consolidated financial statements.

(iv)    Goodwill Impairment Testing

On December 17, 2010 the FASB issued ASU 2010-28, Intangibles – Goodwill and Other (Topic 350) When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. Currently under ASC 350, testing for goodwill impairment is a two-step test in which Step 1 compares the fair value of the reporting unit to its carrying amount and Step 2 of the test is only carried out if the fair value of the reporting unit is less than its carrying amount. The ASU now requires reporting units with zero or negative carrying amounts to perform Step 2 of the test if it appears more likely than not that a goodwill impairment exists. The ASU is effective for fiscal years and interim periods beginning after December 15, 2010 or January 1, 2011 for companies reporting on a calendar year basis. The Company is currently evaluating the impact, if any, that the adoption of the ASU will have on its consolidated financial statements.